UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Brisa – Auto-estradas de Portugal, S.A.

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

Portugal

(Jurisdiction of Subject Company’s Incorporation or Organisation)

Brisa – Auto-estradas de Portugal, S.A.

(Name of Person(s) Furnishing Form)

€400,000,000 Asset Backed Floating Rate Securitisation Notes due 2012

(Title of Class of Subject Securities)

ISIN: XS0335481254

(CUSIP Number of Class of Securities (if applicable))

Brisa – Auto-estradas de Portugal, S.A.

Quinta da Torre da Aguilha

Edifício Brisa, 2785-599

São Domingos de Rana , Portugal

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorised to Receive Notices and Communications on Behalf of Subject Company)

October 14, 2010

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

Exhibit No. 1 Consent Solicitation to Noteholders setting forth the terms and conditions and seeking approval for the Proposals set out in the Consent Solicitation (the “Consent Solicitation Document”).

Item 2.	Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included in the Information Document.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	A written irrevocable consent and power of attorney on Form F-X has been filed by Brisa – Auto-estradas de Portugal, S.A. and Tagus – Sociedade de Titularização de Créditos, S.A. with the Securities and Exchange Commission concurrently with the furnishing of this Form CB on October 18, 2010.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Brisa – Auto-estradas de Portugal, S.A.

Date: October 18, 2010	By:	/S/ DR. JOÃO AZEVEDO COUTINHO
	Name:	Dr. João Azevedo Coutinho
	Title:	Chief Financial Officer

Tagus – Sociedade de Titularização de Créditos, S.A.

Date: October 18, 2010	By:	/S/ FRANCISCO OLIVEIRA
	Name:	Francisco Oliveira
	Title:	Director

Date: October 18, 2010	By:	/S/ JOAQUIM BATISTA
	Name:	Joaquim Batista
	Title:	Director